SPRUCE BIOSCIENCES, INC.

611 Gateway Boulevard, Suite 740

South San Francisco, California 94080

November 24, 2025

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

RE:	Spruce Biosciences, Inc.

Registration Statement on Form S-3 (File No. 333-291152)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Spruce Biosciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-291152) (the “Registration Statement”) to become effective on Wednesday, November 26, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Katherine Denby and Alexander Gefter of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Katherine Denby of Cooley LLP, counsel to the Registrant, at (202) 776-2070, or in her absence, Alexander Gefter at (310) 883-6438.

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Very truly yours,

SPRUCE BIOSCIENCES, INC.

By:	/s/ Samir Gharib
Name:	Samir Gharib
Title:	President and Chief Financial Officer

cc:	Katherine Denby, Cooley LLP

Alexander Gefter, Cooley LLP